Exhibit 99.52

TECHNICAL REPORT ON THE ROUGHRIDER URANIUM

DEPOSIT ROYALTY, SASKATCHEWAN

Prepared by:

Terra Modelling Services Inc. Pieter I. Du Plessis, P. Geo.

Prepared for:

1030 West Georgia Street, Suite 1830, Vancouver, BC V6E 2Y3

Effective Date: 23 October 2019

Report Date: 23 October 2019

Disclaimer

This Technical Report (as defined herein) was prepared by Terra Modelling Services, Inc. (TMS). The quality of information, conclusions, and estimates contained herein are consistent with the level of effort involved in TMS’ services based on i) information available at the time of preparation, ii) data supplied by outside sources, and iii) the assumptions, conditions, and qualifications set forth in this Technical Report. This Technical Report is intended to be used by Uranium Royalty Corporation (URC or, the Company), subject to the terms and conditions of its contract with TMS. This contract permits URC to use this Technical Report for its purposes. Any use of this Technical Report by any third party is at that party’s sole risk.

Caution Regarding Forward-Looking Statements

Certain statements contained in this Technical Report may constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “Forward-Looking Statements”), which relate to expectations about future events. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words “anticipate”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “target”, “aim”, “pursue”, “potential”, “objective” and “capable” and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the effective date of this Technical Report. In addition, this Technical Report may contain Forward-Looking Statements attributed to third-party sources.

Any Forward-Looking Statements included in this Technical Report are expressly qualified in their entirety by this cautionary statement and are made as of the effective date of this Technical Report. The Company does not undertake any obligation to update or revise any Forward-Looking Statements to reflect any new information, estimates or opinions, future events or results or otherwise, except as required by applicable securities laws.

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Table of Contents

1	SUMMARY	6
1.1	Introduction	6
1.2	Summary of Previous Work	8
1.3	Recommendations	9
2	INTRODUCTION AND TERMS OF REFERENCE	10
3	RELIANCE ON OTHER EXPERTS	11
4	PROPERTY DESCRIPTION AND LOCATION	12
4.1	Crown Mineral Rights	13
4.2	Freehold Mineral Rights	14
4.3	Indian Mineral Rights	14
4.4	Split Mineral Rights	14
4.5	Mineral Lease	14
5	ACCESSIBILITY, CLIMATE, PHYSIOGRAPHY, LOCAL RESOURCES AND INFRASTRUCTURE	15
5.1	Accessibility	15
5.2	Climate	15
5.3	Physiography	16
5.4	Local Resources	16
5.5	Infrastructure	16
5.6	Local Stakeholders	18
6	HISTORY	19
6.1	PRIOR OWNERSHIP	19
6.2	PREVIOUS WORK	19
6.3	HISTORICAL MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	23
6.4	HISTORICAL PRODUCTION	27
7	GEOLOGICAL SETTING AND MINERALIZATION	28
7.1	Regional Geology	28
7.2	Local Geology	30
7.3	Geological Cross-Sections	32
7.4	Mineralisation	33

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7.5	STRUCTURE	35
7.6	Alteration	35
8	DEPOSIT TYPE	35
9	EXPLORATION	35
10	DRILLING	36
11	SAMPLE PREPARATION, ANALYSIS AND SECURITY OF CORE	36
12	DATA VERIFICATION	36
13	MINERAL PROCESSING AND METALLURGICAL TESTING	36
14	MINERAL RESOURCE ESTIMATES	36
15	MINERAL RESERVE ESTIMATES	36
16	MINING METHODS	37
17	RECOVERY METHODS	37
18	PROJECT INFRASTRUCTURE	37
19	MARKET STUDIES AND CONTRACTS	37
20	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT	37
21	CAPITAL AND OPERATING COSTS	37
22	ECONOMIC ANALYSIS	38
23	ADJACENT PROPERTIES	38
24	OTHER RELEVANT DATA AND INFORMATION	39
25	INTERPRETATION AND CONCLUSIONS	39
25.1	Potential Risks	40
26	RECOMMENDATIONS	41
27	REFERENCES	41
28	DATE AND SIGNATURES	43
29	STATEMENTS OF CERTIFICATION & CONSENT	44

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List of Tables

Table 1: ML-5547 Mineral Lease Description and Standing	14
Table 2: Historic SRK Mineral Resource Table (From Keller et. Al, 2011)	25
Table 3: Detailed Stratigraphy of the General Project Area (Modified from YEO & Delaney,2007; Bosman & Ramaekers, 2015)	30

List of Figures

Figure 1: Roughrider Locality Map	13
Figure 2: Climate Data for Points North	15
Figure 3: Location of Drill Holes on Property as of September of 2011	21
Figure 4: RTCU Roughrider Ore Zones (From RTCU, 2013)	22
Figure 5: Geological Map of the Athabasca Basin (from Bosman, 2015). Project location indicated by a red star. Formation acronyms are as follows: MF – Manitou Falls Group; LZ – Lazenby Lake Group; O – Otherside Formation	29
Figure 6: Cross Section of the Roughrider West Zone, Section 40 East (From Doerksen et al, 2011)	32
Figure 7: Cross Section of the Roughrider East Zone, Section 60 North (From Doerksen et al, 2011)	33
Figure 8: Roughrider Project Adjacent Properties (Government of SK Geological Atlas, 2019)	38

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1	SUMMARY

1.1	Introduction

Terra Modelling Services Inc. (“TMS”) is a Saskatoon, SK based Consulting Company. TMS has been commissioned by Uranium Royalty Corporation (“URC” or the “Company”) to prepare a technical report (this “Technical Report”), within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), Form 43-101F1 – Technical Report (“Form 43-101F1”), and Companion Policy 43-101CP – Standards of Disclosure for Mineral Projects (the “Companion Policy”), on the Roughrider Uranium Deposit in Northern Saskatchewan, Canada (the “Roughrider Project”) wholly located on mineral leases that are 100% owned by Rio Tinto Canada Uranium Corporation (“RTCU”), #354 – 200 Granville Street, Vancouver, BC, V6C 1 S4, Canada, a subsidiary of Rio Tinto plc, 6 St James’s Square, London, SW1Y 4AD, UK.

TMS has been informed by the Company that this Technical Report is required as a result of Section 4.2(1) of NI 43-101.

Pursuant to an amended and restated royalty purchase agreement dated October 4, 2019 between the Company and certain vendors (the “Purchase Agreement”), the Company has agreed to acquire a royalty interest on the Roughrider Project. TMS understands that the Company does not have ownership or other equity interest in the Roughrider Project. The project is owned by RTCU and TMS understands that the Company has requested, but has not been granted, access to exploration and operating data from RTCU. Mining companies are not required to, and as a matter of practice do not normally, disclose detailed information to companies which hold a royalty interest in their operations. The royalty holder, therefore, is limited in the amount of information and details it can disclose to that which is available in the public domain. This Technical Report, therefore, relies exclusively upon general information available in the public domain as described in Section 2 of this Technical Report. This Technical Report has been prepared based on the exemption available under Section 9.2 (Exemption for Royalty or Similar Interests) of NI 43-101, which provides that, where such access has not been granted to a royalty holder, the royalty holder is not required to perform current inspection of the project site, nor is it required to complete those items under Form 43-101F1 that require data verification, inspection of documents, or personal inspection of the property. Studies and additional references for this Technical Report are listed in Section(s) 27 of this Technical Report. TMS has reviewed the available project data as sourced from the public domain and incorporated the results thereof, with appropriate comments and adjustments as needed, in the preparation of this Technical Report. TMS did not conduct a site visit nor did it review the following items as prescribed by NI 43-101 because the royalty holder does not have access to this data:

●	Geological investigations, reconciliation studies, independent check assaying and independent audits; and

●	Estimates and classification of mineral resources and mineral reserves, including the methodologies applied by the mining company in determining such estimates and classifications, such as check calculations.

●	Also, TMS did not independently sample and assay portions of the deposit because this information is not available to the Company.

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ROYALTY INTEREST OF URC

URC has entered into the Agreement to acquire an up to 1.9701% net smelter returns (“NSR”) royalty on certain mineral properties that comprise the Roughrider Uranium project. The basis of calculation of the royalty is the actual proceeds received by RTCU for its own account from the sale of ore, or ore concentrates or other products from the property, subject to the NSR royalty to a smelter, refinery or other ore buyer after deduction of smelter and/or refining charges, ore treatment charges, penalties and any and all charges made by the purchaser of ore or concentrates, all transportation and insurance costs, and all umpire charges which the purchaser may be required to pay.

PROPERTY DESCRIPTION

The property is located in the eastern Athabasca Basin of Northern Saskatchewan in Canada, approximately seven kilometres north of Points North, approximately 440 kilometres north of La Ronge and approximately 700 kilometres north of Saskatoon at the terminus of Provincial Road 905. It is comprised of one mineral lease (ML-5547) covering an area of approximately 597 ha. The uranium-rich Athabasca Basin covers over 85,000 km2 and contains several operating uranium mines and other significant deposits in various stages of development.

The Roughrider deposit is an unconformity-associated deposit, characterized by pods, veins and semi-massive replacements, consisting mainly of pitchblende, at the basal unconformity contact between Proterozoic red-bed sediments containing conglomerate, sandstone and mudstone (approximately 1.8 Ga to less than 1.55 Ga) and metamorphosed basement rocks, primarily comprised of supracrustal gneiss with graphitic metapelite (Jefferson et. al., 2007). As of September 2011, the focus of the Roughrider Project was three separate zones, Roughrider West, East and Far East Zones. The focus of this Technical Report are the Roughrider East and West Zones covered under the historical technical report.

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The Roughrider West Zone was discovered in February 2008, defined by hydrothermal clay alteration and uranium mineralization intersected in drill hole MWNE-08-12 of 5.29 percent U3O8 over 11.9 metres.

The Roughrider East Zone was discovered in September 2009 with the best historic intersection of 7.75 percent U3O8 over 63.5m. Mineralization is located within the same east west deformation corridor as the Roughrider West and Far East Zone and is restricted to the basement rocks of both the Wollaston Group and Hudsonian igneous rocks extending up into the Hanging Wall Wedge and bound at depth by the Midwest dome.

Roughrider Far East Zone was discovered in February 2011 with mineralization intersected in 15 of 17 holes drilled. The highest-grade intersection of 3.26 percent U3O8 over 42.8 metres is from drill hole MWNE-11-698.

Mineralization is mono-metallic, occurs as stacked parallel lenses separated by intervals of barren or weakly mineralized host rock (less than 0.5% U3O8) and dipping with a moderate plunge to the north-east. It is highly variable in thickness and style, with high grade mineralization predominantly occurring as medium- to coarse-grained, semi-massive to massive pitchblende.

1.2	Summary of Previous Work

In February 2008, the Roughrider West Zone was discovered by Hathor Exploration Ltd. (“Hathor”) and followed up by the Roughrider East Zone in September 2009. It was further delineated with drilling campaigns in the winter of 2009 and summer of 2010. The Roughrider Far East Zone was discovered during the winter 2011 drilling program.

The Roughrider East Zone was defined by Hathor using approximately 88 diamond drill holes. It trends in a north-easterly direction with an approximate surface strike length of 120 m, a down-dip length of approximately 125 m, and is approximately 70 m across strike. Uranium mineralization occurs at a depth of approximately 250 m below surface and 30-50 m below the unconformity and has a vertical expression of up to 80 to 100 m. A historic resource estimate was published in 2011 by Hathor in the Historic 2011 Technical Report (as defined herein), which is now regarded of historic interest only. Such historic estimate reported resources on the combined East and West Zones of the deposit of 394,200 tonnes @ 1.98% U3O8 Indicated, and 161,600 tonnes @ 11.43% U3O8 Inferred Resource, using a 0.5% U3O8 cut-off grade. The above mineral resource is considered historic and was reported in the Historic 2011 Technical Report. A qualified person has not done sufficient work to classify such historical estimate as a current mineral resource and the Company is not treating such historical estimate as a current resource estimate. See section 6.3 of this technical report for further information.

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Subsequent work, including a significant drilling program, was completed by RTCU, but none of this data is in the public domain or could be accessed by URC. This results in the Historical Resource being the only indicator of the potential value of the Royalty described under 1.1.

1.3	Recommendations

Based on the expertise of TMS it is recommended that URC continues to request all current information related to the Roughrider Project from Rio Tinto for an independent geological evaluation of the property.

The following recommendations from the 2011 SRK report would still be valid, based on the information in the public domain:

●	Detailed drilling of the East and Far East Zones to convert them to an Indicated or Measured classification.
●	Refine the specific gravity database to determine the spatial variability of the specific gravity in all resource domains.
●	Metallurgical sampling and testing to a feasibility study level.
●	Geotechnical drilling of the West, East and Far East deposits, mine accesses and surface facilities.
●	Hydrogeological drilling of the West, East and Far East deposits, mine accesses and surface facilities.
●	Tailings Management Facility studies.
●	Initiation of environmental baseline studies.
●	Hydrology studies.
●	Geochemical sampling and testing.

Whether some or all these recommendations were implemented by RTCU is unknown.

It would also be recommended to test the conceptual project economics using the long run average, inflation adjusted, uranium price of US$50 / pound and the long run average exchange rate of 1.25 Canadian dollar for one US dollar.

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2 INTRODUCTION AND TERMS OF REFERENCE

TMS is a Saskatoon, SK based Consulting Company. TMS has been commissioned by URC, to prepare this Technical Report, within the meaning of NI 43-101, Form 43-101F1 and the Companion Policy, on the Roughrider Project in Northern Saskatchewan, Canada, wholly located on mineral leases that are 100% owned by RTCU, #354 – 200 Granville Street, Vancouver, BC, V6C 1 S4, Canada, a subsidiary of Rio Tinto plc, 6 St James’s Square, London, SW1Y 4AD, UK.

TMS has been informed by the Company that this Technical Report is required as a result of Section 4.2(1) of NI 43-101.

This Technical Report has been prepared for the Company, which is the holder of a royalty interest (not direct ownership) on the Roughrider Uranium Deposit, in accordance with the guidelines provided in NI 43-101. Mining companies are not required to, and as a matter of practice do not normally, disclose detailed information to companies which hold a royalty interest in their operations. The royalty holder, therefore, is limited in the amount of information and details it can disclose to that which is available in the public domain. This Technical Report, therefore, relies exclusively upon general information available in the public domain.

As a result, this Technical Report relies exclusively upon general information available in the public domain. Studies and additional references for this Technical Report are listed in Section(s) 27 of this Technical Report. TMS has reviewed the available project data as sourced from the public domain and incorporated the results thereof, with appropriate comments and adjustments as needed, in the preparation of this Technical Report.

The primary sources of information for this Technical Report are the following:

●	The historical technical report titled “Preliminary Economic Assessment Technical Report for the East and West Zones, Roughrider Uranium Project, Saskatchewan”, with an effective date of September 13, 2011, prepared for Hathor and authored by Gordon Doerksen, P.Eng., Bruce Fielder, P.Eng., Louri Lakovlev, P.Eng., David Keller, P.Geo., Mark Liskowich, P.Geo., Bruce Murphy, FSAIMM, and Cam Scott, P.Eng. (the “Historic 2011 Technical Report”); and

●	The advanced exploration technical proposal for the property filed RTCU with the Saskatchewan Ministry of the Environment, in July 2013 (the “2013 Advanced Exploration Technical Proposal”).

The reader is therefore cautioned that all information presented in this Technical Report are of a historical nature only, and that all resources, including tonnages and grades are not current.

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3 RELIANCE ON OTHER EXPERTS

This Technical Report is based solely on information obtained from the public domain without recourse to independent verification or validation or access to the Roughrider Project or management of RTCU, the owner of the property. Accordingly, it has not been possible for TMS to fully comply with the declaration and reliance requirements normally considered appropriate in respect of a technical report produced in the absence of such constraints.

TMS has been informed that the Company has sought access to the Roughrider Project, the records of RTCU and such other information which may not be sourced in the public domain. Such access has been denied by RTCU. Accordingly, this Technical Report has been prepared based on the exemption available under Section 9.2 (Exemption for Royalty or Similar Interests) of NI 43-101, which provides that, where such access has not been granted to a royalty holder, the royalty holder is not required to perform current inspection of the project site, nor is it required to complete those items under Form 43-101F1 that require data verification, inspection of documents, or personal inspection of the property. Specifically, Section 9.2 exempts a royalty holder, who has requested but not received access to the necessary data and is not able to obtain the information from the public domain, from the requirement to complete those items under Form 43-101F1 that require data verification or inspection of documents or materials. As such, TMS notes the following specific limitations with respect to compliance with requirements and guidelines as included in NI 43-101, Form 43-101F1 and the Companion Policy, where TMS:

●	Was not able to undertake any site visits as required by Section 6.2 (Current Personal Inspection) of NI 43-101;

●	Was not able to verify and validate any underlying supporting technical information used to derive the resource and reserve statements reported in the public domain, as such items would require data verification and/or inspection of documents and/or personal inspection of the property to complete;

While relying on public domain information as reported by others, TMS has been unable to obtain detailed technical information relating to the following requirements in Form 43-101F1:

●	Item 6 (d), Item 9, Item 10, Item 11, Item 12, Item 13, Item 14, Item 15, Item 16, Item 17, Item 18, Item 19, Item 20, Item 21, Item 22 and Item 24.

Accordingly, in compiling this Technical Report, TMS has not explicitly relied on other named experts in respect of technical information, all of which has been sourced from the public domain.

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4 PROPERTY DESCRIPTION AND LOCATION

The Roughrider East Zone is part of the Roughrider Project, located in the eastern Athabasca Basin of Northern Saskatchewan approximately seven kilometres north of Points North, approximately 440 kilometres north of La Ronge and approximately 700 kilometres north of Saskatoon at the terminus of Provincial Road 905. It is comprised of one mineral lease (ML-5547) covering an area of approximately 597 ha. The project area has an irregular shape with a maximum north south dimension of 2.5 km on the eastern boundary and a maximum east-west dimension of 3 km.

The current lease shares boarders with claims held by the Waterbury Lake Uranium Corporation to the north and south, ISOENERGY LTD to the east, and to the west a joint venture between Orano, Denison Mines Inc and OURD (Canada) Co., LTD. The Dawn Lake uranium deposits are located approximately six kilometres east of the Roughrider Project.

Traditionally, mineral rights in Saskatchewan can be divided into Crown, Freehold, Indian, or split, depending on the ownership. The applicability of each of these different types of mineral rights as they relate to the Roughrider Area (ML-5547) are discussed below.

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CANADA
Calgary
Sources: Esri, HERE, Garmin, Intermap, increment P Corp., GEBCO, USGS, FAO, NPS, NRCAN, GeoBase, IGN, Kadaster NL, Ordnance Survey, Esri Japan, METI, Esri China (Hong Kong), swisstopo,
N
S
E
W
S-107373
S-107003
S-108414
S-107370
S-113997
S-107008
ML 5547
S-111276
ML 5264
S-107010
S-107363
S-107009
S-107367
ML 5115
S-107013
S-107012
S-107011
ML 5265
S-107014
S-107372
0 0.75 1.5 3 4.5 6
Kilometers

Figure 1: Roughrider Locality Map

4.1 Crown Mineral Rights

Crown Rights are the mineral rights belonging to the Province of Saskatchewan, or in some cases, the Federal Government (i.e. National Parks or First Nations reservations). Mineral Lease 5547 was issued April 4, 2012 and is comprised of the lands formerly contained in ML-5544, ML-5545 and ML-5546 as held by Hathor. The total area is 597.00 hectares (1475.22 acres) and RTCU is the sole lessee. The disposition abstract lists the mineral lease as in good standing until January 1, 2027.

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4.2 Freehold Mineral Rights

Freehold Rights are the mineral rights belonging to a private individual or corporation. These are historical in origin, mostly dating from the transfer of land from the Hudson Bay Company to the Dominion of Canada in 1870, and the subsequent grant of land and mineral rights to homesteaders between then and the latter part of that century, when the practice ended. There are no known freehold mineral rights in the immediate area of ML-5547.

4.3 Indian Mineral Rights

Indian Mineral Rights are mineral titles on lands associated with Reservations of First Nations’ Peoples. These mineral rights were granted to the First Nations of the Province by virtue of treaties signed during the 19th century or Treaty Land Equivalents (TLEs) awarded to settle land claims more recently. There are no Indian Mineral Rights in the immediate area of ML-5544.

4.4 Split Mineral Rights

RTCU is the sole lessee for the mineral lease.

4.5 Mineral Lease

Mineral Leases grant the holder exclusive right to explore, mine, recover and dispose of any minerals within the mineral lease boundary. A mineral claim in good standing can be converted to a mineral lease by application to the mining recording and obtaining a complete boundary survey. Mineral leases are valid for ten years and are renewable.

Table 1: ML-5547 Mineral Lease Description and Standing

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5 ACCESSIBILITY, CLIMATE, PHYSIOGRAPHY, LOCAL RESOURCES AND INFRASTRUCTURE

5.1 Accessibility

The current accessibility of the property is not completely known. The Historic 2011 Technical Report states that “the property can be accessed either by helicopter, fixed wing aircraft or winter road from Points North Landing. Points North Landing is accessed from La Ronge via provincial Highway 102 to South End and then Provincial Road 905.” A 7.5 km trail only accessible by 4x4 vehicles existed between the site and Provincial Road 905. The 2013 Advanced Exploration Technical Proposal proposed upgrading of this trail to accommodate other vehicles. There is no indication to what extent, if any, this was achieved.

There are currently twice daily flights from Saskatoon, twice from Prince Albert, and once from La Ronge to Points North.

5.2 Climate

The project area is within the Boreal Shield Ecozone, which is typified by long, cold winters and short, warm summers. A summary of the yearly climate is given in Figure 3 (from www.meteoblue.com).

Figure 2: Climate Data for Points North

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5.3 Physiography

The area is within the boreal shield. The landscape was formed though the action of glaciers at the end of the last glacial period, ca. 10 Ka ago. This resulted in a very flat landscape with minimal undulations, and landscape features relating to the glacial retreat. The average altitude is approximately 500m above sea level.

Wildlife species diversity and population sizes are low in the Athabasca Plains ecoregion relative to other ecoregions in the Boreal Shield ecozone (Acton et al. 1998). Fires naturally occur on a regular basis and many forest stands are currently in a state of regeneration.

Flora found in the Athabasca Plain typically falls into one of six vegetation groups: jack pine forests, black spruce forests, black spruce/jack pine forests, mixed wood forests, boreal wetlands, or peatlands (bogs and fens). Jack pine forests tend to be found on well drained and sandy soils, whereas black spruce forests are generally in areas with a higher moisture regime. Black spruce/jack pine forests represent a transitional area between moisture gradients. Due to the prevalence of dry sandy soils, a harsh climate, and an intense fire regime, the vegetation in the Athabasca Plain ecoregion is dominated by jack pine stands (Acton et al. 1998; SKCDC 2012).

The fauna of the ecoregion tends to be concentrated near the diverse vegetation found in riparian areas. There are an estimated 42 mammal species, 193 known avian species, and 4 amphibian and reptile species that occur in the ecoregion (Acton et al. 1998; SKCDC 2012). In addition to terrestrial species, 22 fish species are known to occur in the ecoregion (Acton et al. 1998).

The deposit is adjacent to, and partly below South Mc Mahon Lake.

5.4 Local Resources

The Project is surrounded by extensive water supplies from natural lakes.

5.5 Infrastructure

At the time of the 2013 Advanced Exploration Technical Proposal, the closest electrical grid was at Points North. Points North as well as other local communities (see 5.6) are potential sources of labour, in addition to personnel on a fly-in, fly-out rotation from distant communities (Uranium city, Saskatoon, Prince Albert, Regina and elsewhere).

The McClean Lake Mill complex (A Joint Venture between Orano (70%), Denison Mines (22.5%) and OURD Canada (7.5%)) is situated 11 km east of the project. It is a large uranium processing facility that is currently licenced to operate till 2027.

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Proposed upgrades to the lease in the 2013 Advanced Exploration Technical Proposal include the following:

●	The operation of a water treatment facility including settling and monitoring ponds;
●	A treated effluent discharge pipeline;
●	Administration/office/mine dry facility;
●	Freeze plant;
●	Maintenance shop;
●	Freshwater intake;
●	Explosive storage magazine(s);
●	Electric generating capacity;
●	Fuel (diesel, gasoline and propane) storage facilities;
●	Concrete batch plant;
●	Cold storage building(s);
●	Borrow area(s);
●	Laydown areas;
●	Waste management area (conventional);
●	Camp with associated infrastructure (i.e. freshwater intake, sewage and domestic waste management facilities) to accommodate approximately 135 persons.

The extent to which has been completed is unknown.

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5.6 Local Stakeholders

RTCU outlined a stakeholder identification and consultation program in the 2013 Advanced Exploration Technical Proposal. The following factors were taken into account in determining stakeholders:

●	Proximity to the project,
●	Historical connections to the lands in the project area,
●	Watershed flow directions and prevailing winds in and around the site,
●	Engagement expectations.

Based on these criteria, the following entities organizations were identified as the primary stakeholders:

●	Hatchet Lake Denesuline First Nation,
●	Black Lake Denesuline First Nation,
●	Fond du Lac Denesuline First Nation,
●	Barren Lands First Nation (Brochet),
●	Northlands Denesuline First Nation (Lac Brochet),
●	Southend/Kinoosao – Peter Ballantyne Cree Nation (PBCN),
●	Northern Region 1, Métis Nation of Saskatchewan,
●	Northern Settlement of Wollaston Lake,
●	Northern Settlement of Stony Rapids.

In addition to the above the Northern Saskatchewan Environmental Quality Committee (EQC) was also identified as a primary stakeholder. The EQC is a body composed of representatives from some 32 northern municipal and First Nation communities in northern Saskatchewan. Each member is nominated by the communities identified as “primary impact communities” for uranium mining operation in the region.

In the 2013 Advanced Exploration Technical Proposal, RTCU listed ongoing consultations with all of the above as part of their engagement program.

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6 HISTORY

6.1 PRIOR OWNERSHIP

Mineral Claim S-107243 was acquired by Bullion Fund on January 30, 2004. Roughrider Uranium Corp purchased a ninety percent interest in the property from Bullion Fund on September 10, 2004, which retained a ten percent carried interest. Roughrider’s interest was transferred to Hathor on August 10, 2006 after it became a wholly owned subsidiary. On April 12, 2007 Bullion fund sold eight of their ten percent carried working interest to Terra Ventures Inc. (“Terra”), seven claims covering two projects (Midwest Northeast and South Russel), for a total of 56,360 acres. Included in this package was mineral claim S-107243. On March 24, 2008 Terra purchased the remaining two percent carried working interest from Bullion Fund, including mineral claim S-107243.

On May 9, 2011 Hathor obtained all the outstanding shares of Terra, consolidating 100 percent ownership of the Midwest Northeast Project. On March 16, 2011 Hathor converted Claims S-107243, S-110759 and S-110760 to mineral leases ML-5544, ML-5545 and ML-5546 respectively.

In August 2011, Cameco Corporation launched an unsolicited bid to take over Hathor but was outbid by RTCU in October after a short a bidding war. On November 30, 2011 RTCU completed the purchase of 70.2 percent of shares in Hathor, and increased their holding to 88 percent by December 31, 2011, completing 100 percent purchase on January 2012. Subsequently, RTCU consolidated the three mining leases into Mining Lease 5547.

6.2 Previous Work

After the discovery of the Rabbit Lake uranium deposit in 1968 by Gulf Minerals Ltd, Numac Oil and Gas (“Numac”) held the large Permit Number Eight containing the Midwest Lake and Dawn Lake areas. Between 1969 and 1972 (Forgeron, 1969; Beckett, 1972) airborne radiometric surveys and lake sediment sampling for uranium and radon as well as prospecting were conducted. With their partners Bow Valley Industries and Esso Minerals their focus was directed in the Midwest Lake area, which is adjacent to Rio Tinto’s current lease ML-5547.

The Dawn Lake project, located approximately six kilometers southeast of ML-5547, was initiated in 1976 by Asamera Oil Corporation (“Asamera”). Asamera’s work on the Esso North claim included INPUT-electromagnetic (“EM”) and aeromagnetic surveys, and very low frequency (VLF)-EM, magnetic and radiometric surveys. A moderate strength east-west trending conductor the eastern area of the ESSO North claim was identified as well as weaker northeast trending VLF-EM conductors. The east west conductor is located near the western boundary of the current Roughrider Project. Twenty-one drill holes were completed on the project during this campaign.

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In 1983, Cameco Corporation’s (“Cameco”) predecessor, the Saskatchewan Mining and Development Corporation (“SMDC”) became the operator of the Dawn Lake Joint Venture, which by 1995 included Cameco, Cogema Resources Inc (Now Orano Canada), Kepco Canada Ltd. And PNC Exploration Canada Ltd and held the Esso North Claim until its lapse in 2003.

SMDC conducted a Time Domain EM (“TEM”) geophysical survey in 1984 and drilled two holes targeting a weak TEM conductor, but no significant results were found. Exploration was halted until 1995, when an additional TEM survey was conducted and followed up with a single drill hole with no significant radioactivity. This hole is located within the Roughrider lease.

In February 2008, the Roughrider West Zone was discovered by Hathor and followed up by the Roughrider East Zone in September 2009. It was further delineated with drilling campaigns in the winter of 2009 and summer of 2010. The Roughrider Far East Zone was discovered during the winter 2011 drilling program in February.

By September 2011, the Roughrider West zone was defined by approximately 149 diamond drill holes and confined to an east-west trending deformation corridor dipping to the north. The approximate size of the defined uranium mineralization was approximately 200 m with a northeast-southwest strike and an across strike length of 100 m with mineralization occurring between depths of 190 m to 290 m below surface.

The Roughrider East Zone was defined by approximately 88 diamond drill holes. It trends in a north-easterly direction with an approximate surface strike length of 120 m, a down dip length of approximately 125 m is approximately 70 m across strike. Uranium mineralization occurs at a depth of approximately 250 m below surface and 30-50 m below the unconformity and has a vertical expression of up to 80 to 100 m.

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Figure 3: Location of Drill Holes on Property as of September of 2011

January 12, 2012, Rio Tinto acquired Hathor Exploration through an indirect wholly owned subsidiary and formed RTCU. Exploration continued in the winter of 2012 and four diamond drill holes were competed on exploration targets. In the summer of 2012, 32 diamond drill holes were completed, which included exploration holes and piezometer drill holes, as well as a soil sampling program and a ground gravity survey.

In July, 2013, RTCU completed a report for Advanced Exploration to obtain Ministerial Approval pursuant to the Saskatchewan Environmental Assessment Act to construct, operate and decommission an advanced exploration operation on the Roughrider mineral claims. Highlights of this proposal were to upgrade the road, develop an exploration shaft and underground drifts to facilitate exploration drilling as well as the required facilities to support the operation. It is unknown if any of this work was completed as proposed.

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In the winter of 2013, 29 exploration drill holes and 15 hydrogeological drill holes were completed, and an undefined number of drill holes were conducted in the summer of 2013.

Figure 4: RTCU Roughrider Ore Zones (From RTCU, 2013)

All information related to the work completed by RTCU after the acquisition of Hathor has come from publicly available sources and has not been independently verified.

According to its 2015 annual report, Rio Tinto re-evaluated the Roughrider Project and started to write down the project. In 2017 they completed the impairment and announced an end to further expenditure due to uncertainty around whether viable quantities of uranium are present at Roughrider. There is currently no published plan or timeline to resume work on the project.

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6.3 Historical Mineral Resource and Mineral Reserve Estimates

SRK Consulting (Canada) Inc. completed the Historic 2011 Technical Report in accordance with NI 43-101 with an effective date of September 13, 2011. Included in the Historic 2011 Technical Report are the Roughrider East and West Zones. The Far East Zone was not included, as it was still being delineated.

The Roughrider West Zone resource estimation was completed by Scott Wilson RPA authored by G. David Keller, P.Geo. (APGO#1235) with assistance from Dominic Chartier, P. Geo (APQ#874), both were “Independent qualified” persons for the purpose of NI 43-101 at the time of the report. Mineralization boundaries were created as grade shell boundaries in LeapFrog software using a 0.05% U3O8 cut-off for low grade shells and 3% U3O8 for high grade shells.

The Roughrider East Zone historic resource estimate was completed by SRK with an effective date of May 17, 2011 as reported in the Historic 2011 Technical Report. A cut-off grade of 0.5% U3O8 was used and seven high-grade zones were identified. Low grade mineralization with grades below 0.5% U3O8 is present but was not modelled due to its discontinuous nature.

Specific gravity in the Roughrider East zone varies significantly based on the degree of alteration and total uranium mineralization. A plot of specific gravity and U3O8 grades in the West Zone showed a good correlation between high grade uranium assays and increasing specific gravity values that can be modelled using a polynomial (power of two) regression. SRK concluded that this simple regression relationship is too simple to back calculate specific gravity and that the deposit must be estimated. The East Zone had insufficient composites to calculate the relationship.

Assay and specific gravity data sample lengths were evaluated in both the West and East Zones. 94% of the samples in the West Zone and 91% of the samples in the east zone are less than or equal to 0.5m. To provide common support within all modelled sub zones, composites of 0.5 m were used in both the East and West Zones.

The impact of high grade U3O8 outliers was reviewed in the composite dataset using cumulative probability plots, histograms and capping sensitivity plots. Identified outliers were reviewed against adjacent composites and it was determined no significant outliers were present. Specific gravity data in the West Zone was examined using the same methods as the high grade U3O8 and no outliers were identified. The East Zone dataset is limited and not very variable and was not capped. Potentially deleterious metals (arsenic, cobalt, copper, molybdenum, nickel and selenium were not capped in either zone.

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Spatial distributions were modelled using traditional and normal score variograms in both the West and East Zones. In the West Zone, normal Scores variograms were used for the low grade U3O8 domain and traditional variogram for the high grade U3O8 domain. For the specific gravity an omni-directional variogram was used for the high grade domain and a traditional variogram for the low grade domain. A normal scores correlogram was used to model the product of U3O8 times specific gravity paired data. All variograms were orientated along a 45 dip direction to the north or omnidirectional. The East Zone uses a single normal score variogram model for U3O8 composites as each sub zone contains too few composites for analysis. Specific gravity and deleterious elements were not modelled.

Block models for both the West and East Zones used a parent block size of 4 m by 4 m by 2 m and are sub blocked to 1 m in the X and Y directions and 0.002m in the Z direction. Models were generated for each of the wireframe sub-zones.

U3O8 grades were estimated with ordinary kriging, on composite data restricted by modelled domains. For the West Zone, three estimation runs were used. The search ellipse for the first run used ranges equal to the variogram model, the second run used ranges equal to twice the variogram model and the ellipsoid for the third run was three times the variogram model ranges. In the East Zone, three estimation runs were used, the first estimation used a search ellipsoid equal to the variogram modelled ranges, the second estimation pass used a search ellipse equal to twice the modelled variogram ranges, and the third estimation pass considered a search ellipse of four time the modelled variogram ranges. Specific gravity was estimated using the same parameters as U3O8 in the West Zone and using an inverse distance squared function in the East Zone. Areas of limited specific gravity data were assigned the average of the specific gravity based on each sub-zone dataset. Potentially deleterious elements such as arsenic, cobalt, copper, molybdenum, nickel and selenium were estimated with ordinary kriging using the same variogram models and parameters as U3O8.

Mineral resources were for the Roughrider West and East Zone were classified according to the “CIM Definition Standards for Mineral Resources and Mineral Reserves” (December 2005).

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Table 2: Historic SRK Mineral Resource Table (From Keller et. Al, 2011)

The above mineral resource is considered historic and was reported in the Historic 2011 Technical Report. A qualified person has not done sufficient work to classify such historical estimate as a current mineral resource and the Company is not treating such historical estimate as a current resource estimate. Classification criteria of the historical resource estimate for the west zone include drilling density, variography results and estimation run. Classification of the east zone was determined to be inferred due to insufficient confidence in the estimate to allow the meaningful application of technical and economic parameters to evaluate economic evaluation.

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The Roughrider West Zone used the following parameters to determine a potentially economic cut-off grade for the sole purpose of testing “reasonable prospects for economic extraction”:

●	Conceptual open pit shell using Whittle pit optimization software and optimization parameters based on benchmarking with similar projects;

●	U3O8 price of US$80.00 per pound;

●	Mining dilution and loss 5%;

●	Average pit slope of 39 degrees;

●	Mining costs US$2.00 per tonne;

●	Toll milling, general and administration and transport costs US$90 per tonne;

●	Process recovery of 98%.

Based on these assumptions SRK concluded that resource blocks located above the maximum depth of the conceptual pit can be reported as a mineral resource at a cut-off grade of 0.05% U3O8.

The reader is cautioned that the results from the pit optimization are used solely for the purpose of testing the “reasonable prospects for economic extraction” by an open pit and do not constitute an attempt to estimate mineral reserves. There are no mineral reserves on the Roughrider Project.

The Roughrider East Zone used the following parameters to evaluate the “reasonable prospects for economic extraction”:

●	U3O8 price of US$80.00 per pound;
●	Process recovery of 98%.

Based on these assumptions SRK concluded that resource blocks above a grade of 0.4% U3O8 shows reasonable prospect for economic extraction from an underground mine and can be reported as a mineral resource. Potential deleterious elements including arsenic, cobalt, copper, molybdenum, selenium and nickel are at low concentrations and do not affect the reasonable prospects for economic extraction.

RTCU has completed additional work on the property after acquisition of Hathor and has not released drilling, methods or assay results publicly nor issued an updated NI 43-101 compliant resource estimate. The price of uranium has decreased significantly and the United States dollar: Canadian dollar exchange rate changed materially since historic resources were published and may affect the assumption of “Reasonable prospect for economic extraction”. Any actual mineral resource of the Roughrider deposit may be more than or less than the published historic estimate. Without necessary access to complete a resource estimate, the Company would likely not be in a position to complete a current mineral resource estimate on the Roughrider Project.

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Based on the information available in the public domain TMS notes the following:

●	The historical resource estimates included in the Historic 2011 Technical Report were reported in accordance with the terms and definitions of NI 43-101, however, there has been substantial work completed since this time and any actual resource may be more or less than the published historic estimate.
●	Uranium price and cut-off factors used in the 2011 estimate may be outdated and the historic resource should be considered historic in nature and may not be indicative of any actual resource.
●	Quality and Quantity of Data – The methodologies used by Hathor and reported by SRK met industry standards of the time and should be considered adequate. Additional technical data has been collected by both Hathor and RTCU that are not available in the public domain. Given the limitations on access to underlying data and the project, TMS cannot comment on the quality and quantity of the current dataset.
●	Geological Modelling and Spatial Domaining – The work presented in the Historic 2011 Technical Report is adequate for an early exploration maiden resource, but it is historic in nature and should be used with caution. Several drilling campaigns have been completed since 2011, but TMS is unable to comment on the results and potential effect on geological modelling as they are not available in the public domain.
●	Statistical Analysis and Variography – The statistical analysis and variography completed for the Historic 2011 Technical Report is reasonable given the limited data available. Additional technical information is available and needs to be evaluated to properly assess the current state of the data and variography.
●	Validation – TMS is unable to validate any work as access to the project and all technical information was not granted by Rio Tinto.
●	Classification – The classification of mineral resources in the Historic 2011 Technical Report was reported according to “CIM Definition Standards for Mineral Resources and Mineral Reserves” (December 2005). There is not enough information publicly available for TMS to comment on classification.
●	Estimation – The estimation method used in Historic 2011 Technical Report followed industry standards at the time. Additional technical information has been collected since these estimates and TMS is unable to comment on its effect, as the data is not available in the public domain.
●	Recommendations – TMS agrees with the recommendations provided by the Historic 2011 Technical Report. Continued exploration to delineate known mineralized areas with a drill spacing of ten to fifteen meters. Update the mineral resource model to include all new drilling information. Collection of additional specific gravity to define the spatial variability of the specific gravity in all resource domains.

All information in this section is derived from publicly available sources and has not been independently verified with any data or models from the current owner of the mining lease.

6.4 Historical Production

URC is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to provide such disclosure is not available to URC. However, it is noted that as of the effective date of the Historic 2011 Technical Report there was no historical production.

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7  GEOLOGICAL SETTING AND MINERALIZATION

7.1 Regional Geology

The deposit lies within the uranium-rich Athabasca Basin which covers over 85,000 km2 in northern Saskatchewan and north-eastern Alberta. It is elongated along an east-west axis. The basin contains a relatively undeformed and unmetamorphosed sequence of Mesoproterozoic clastic rocks, the Athabasca Group. These rocks lie unconformably on the deformed and metamorphosed rocks of the Churchill Province of the Archean Canadian Shield. The Province is divided into the Hearne (east) and Rae (west) Cratons.

Within the general Roughrider deposit area, the Hearne Craton has been divided into the Wollaston and Mudjatik Domains, with the deposit lying along the Wollaston-Mudjatik Transition Zone.

The basement rocks consist of Archean orthogneisses, which are overlain by, and structurally intercalated with, the highly deformed supracrustal Paleoproterozoic Wollaston Group. In the area of the deposit the basement is comprised of Archean gneisses, intercalated and interfolded with younger rocks of the Paleoproterozoic rocks of the Wollaston Supergroup, which is unconformably overlain by the Mesoproterozoic Athabasca Supergroup (Table 11).

The stratigraphy of the Archean basement has not been differentiated. Most ages in the area range between 2650 Ma to 2500 Ma (Yeo and Delaney, 2007).

The Hearne Craton beneath the eastern Athabasca Basin is comprised of variably reworked Archean basement, dominated by granitic domes and foliated to gneissic granitoid rocks with infolded outliers of Paleoproterozoic metasedimentary rocks. The structural and tectonic regime of the area has been influenced strongly by collisional tectonics between the Hearne and Superior Cratons during the early Proterozoic Trans-Hudson Orogen, which occurred approximately 1.9 to 1.77 billion years (“Ga”) ago.

The Wollaston Supergroup (ibid.) is divided into the Courtenay Lake-, Souter Lake-, Daly Lake and Geikie River Groups. While these are all present within the northeastern part of the Wollaston Domain, many of the Formations within these Groups are missing (ibid.). The majority of the remaining lithologies are metapellitic, with minor volcanics, conglomerates and arkoses.

The overlying Athabasca (Super-) Group’s regional distribution is shown in Figure 4. In the project area the Athabasca sediments are represented by the Bird and Collins Formations of the Manitou Falls Group. These are comprised of upward fining conglomerate quartz arenite cycles (Bird Formation) and pebbly quartz arenites (Collins Formation).

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Figure 5: Geological Map of the Athabasca Basin (from Bosman, 2015). Project location indicated by a red star. Formation acronyms are as follows: MF – Manitou Falls Group; LZ – Lazenby Lake Group; O – Otherside Formation

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Table 3: Detailed Stratigraphy of the General Project Area (Modified from YEO & Delaney,2007; Bosman & Ramaekers, 2015)

7.2 Local Geology

The Athabasca Basin is composed of a sequence of Mesoproterozoic unmetamorphosed sediments that are dominated by variably hematized siliciclastic, conglomeratic sandstones up to approximately 1700m thick. A quartz pebble basal conglomerate is intermittently present along the lower margin of the basin. The Manitou Falls Formation (MFF) comprises a significant portion of the Athabasca sedimentary package and is present throughout the entire basin and is the only unit present in the eastern part of the basin. Four distinct members make up the MFF; the MFa, a sandy and conglomeratic quartz arenite; MFb, a quartz arenite with approximately 2% conglomerate beds that can be used as marker beds; MFc, a pebbly quartz arenite and MFd, a quartz arenite interbedded with numerous clay intraclasts. The property is overlain by 195 to 215 m of sandstone belonging to the MFc and MFb. The MFc can reach a thickness of 100 m, and the MFb is between 100 to 130 m thick. The conglomeratic marker bed may be locally absent on the Roughrider property. Typically, the unconformity is 196 to 221 m below the surface in the area.

Above the Athabasca Group are quaternary sediments comprised of lake sediments and glacial till ranging in thickness from 0m in the Key lake area to over 100 m in the McArthur River area. The property is characterized by low drumlins trending in a north-east direction. Composed of generally sandy till containing primarily re-worked Athabasca sand grains, the drumlin tops are approximately 50 m to 200 m above local lake surfaces.

The Athabasca group overlies the Wollaston-Mudjatik Transition Zone (“WMTZ”) of the Wollaston Domain. The steeply dipping Wollaston Group rocks are interfingered with Archean granitic to granodioritic orthogneisses. Several Archean granitic domes have been interpreted from aeromagnetic data and are believed to dominate the basement geology.

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Basement packages recognized in the vicinity of the Roughrider Project include the:

●	Wollaston Group;
●	Hanging Wall Wedge (“HWW”);
●	Foot Wall Wedge (“FWW”); and
●	Midwest Dome (“MWD”).

Property geology indicates that the Roughrider Project is situated in the basal part of the Wollaston Group, and is dominated by garnet- and cordierite-bearing pelitic gneisses with small showings of graphitic pelitic gneisses and psammopelitic to psammitic gneisses, as well as rare garnetites.

The texture of the pelitic gneiss can vary from equigranular to porphyroblastic. Porphyroblasts present can vary in size up to centimetre-scale and when fresh are normally comprised of red almandine. Several “Garnet Marker Gneiss” units can be identified by the variation in size and concentration of garnets. The rocks show variable foliation and micro-scale folding can often be observed.

Gneissic rock packages with a very high abundance of garnet can be interpreted to be a result of the precursor sediments being highly aluminous. Syn- to post-peak metamorphic felsic pegmatites, granites, and microgranites intrude the gneisses and are of Hudsonian age. Locally, primary uranium can be found in concentrations of up to 400 parts per million (“ppm”).

Basement hosted graphitic conductors appear to be absent at the Roughrider Project and elsewhere on the property. This may be explained by the graphite in graphitic pelitic gneisses being consumed by alteration proximal to mineralization and being discontinuous distally.

Both the FWW and HWW packages contain variable amounts of granitic to tonalitic orthogneiss that was subjected to local anatexis. Pegmatites, leucogranites and microgranites intrude the older gneiss. The FWW is only locally present in drilling data and has been interpreted to plunge to the west and only occurs in the Roughrider West Zone.

The MWD comprises Strongly foliated orthogneisses make up the MWD, ranging in composition from granitic to dioritic. Similar to the FWW and HWW packages, they are intruded by minor amounts of partially melted material, and younger ‘Hudsonian’ pegmatites, leucogranites and microgranites. Hydrothermal calc-silicate alteration of the orthogneisses is present locally. Alteration of orthogneisses may be present locally and is interpreted to be post-peak metamorphism in age. This hydrothermal calc-silicate alteration is probably related to the introduction of the Hudsonian felsic rocks. Several episodes of brittle deformation are visible in the sandstone and basement rocks, including the brittle reactivation of older ductile shear zones.

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7.3 Geological Cross-Sections

Figure 6: Cross Section of the Roughrider West Zone, Section 40 East (From Doerksen et al, 2011)

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Figure 7: Cross Section of the Roughrider East Zone, Section 60 North (From Doerksen et al, 2011)

7.4 Mineralisation

Roughrider Project data was not provided by RTCU and as such the author can only comment on the mineralization for the Roughrider Uranium Project based on publicly available data and the Historic 2011 Technical Report.

As of September 2011, the focus of the Roughrider Project was three separate zones, Roughrider West, East and Far East Zones. The focus of this Technical Report are the Roughrider East and West Zones.

The Roughrider West Zone was discovered in February 2008, defined by hydrothermal clay alteration and uranium mineralization intersected in drill hole MWNE-08-12 of 5.29 percent U3O8 over 11.9 metres. It has been intersected along a northeast-southwest strike length of approximately 200m with an across strike length of 100 m. Mineralization occurs at depths between 190 m and 290 m below surface and is confined to an east west trending corridor of deformation dipping to the north.

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The Roughrider East Zone was discovered in September 2009 with the best historic intersection of 7.75 percent U3O8 over 63.5 m. Mineralization is located within the same east west deformation corridor as the Roughrider West and Far East Zone and is restricted to the basement rocks of both the Wollaston Group and Hudsonian igneous rocks extending up into the HWW and bound at depth by the Midwest dome. It trends north-easterly approximately 120 m long, 70 m across strike with a down dip length of approximately 125 m. Uranium mineralization occurs at approximately 250 m below surface, 30 m to 50 m below the unconformity, and has a vertical extent of between 80 m and 100 m.

Roughrider Far East Zone was discovered in February 2011 with mineralization intersected in 15 of 17 holes drilled. The highest-grade intersection of 3.26 percent U3O8 over 42.8 metres is from drill hole MWNE-11-698.

Mineralization is mono-metallic, occurs as stacked parallel lenses separated by intervals of barren or weakly mineralized (less than 0.5% U3O8) host rock and dipping with a moderate plunge to the north-east. It is highly variable in thickness and style, with high-grade mineralization predominantly medium to coarse grained semi-massive to massive pitchblende. The texture is primarily “worm-rock” and texturally complex redox controlled mineralization. Red to orange coloured iron oxides and yellow secondary uranium minerals, likely uranophane are also present as veinlets or filling voids within the primary mineralization. Low-grade mineralization occurs as either disseminated grains of pitchblende, fracture filling or veins of pitchblende.

Galena is present in the uranium mineralization in several habits and is presumed to have formed from the radioactive decay of uranium. Veinlets are up to five millimetres thick and can crosscut massive pitchblende or be found as anhedral masses or fine-grained sub-millimeter disseminated flecks throughout mineralized drill core.

Copper is present, locally in concentrations greater than two percent with a maximum of 17 percent and on a zone-scale less of than one percent. It occurs as both thin veinlets and disseminated grains of chalcopyrite and various copper sulphides.

Historically, the West Zone is modelled as a number of high-grade lenses of mineralization greater than 3% U3O8 encased within an envelope of lower grade mineralization defined by a 0.05% U3O8 cut-off. Mineralization plunges moderately to the north or northwest with sharp contacts between mineral lenses. The East Zone is historically modelled as stacked parallel lenses with a cut-off of 0.4% U3O8 dipping and plunging to the northeast. Abundant low-grade mineralization is present outside of the modelled stacked lenses.

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7.5 STRUCTURE

The two main structures in the Roughrider Uranium Project are the east west trending Roughrider Corridor, host to the Roughrider West Zone, and the Northern extension of the north northeast-south southwest trending Midwest Trend that hosts the Midwest and Midwest A deposits on the adjacent mineral leases to the south of the project. No public information is available on local project structural analysis.

7.6 Alteration

Strong alteration is present in the highly deformed basement rocks and in the overlying Athabasca sandstone. Basement alteration is variable, from weak distal alteration to locally strong to intense argillization that completely replaces the protolith and can extend up to 180 m below the unconformity and laterally up to 115 m away from identified mineralization, sometimes extending even into the Archean rocks. The intense alteration is predominantly illitic and usually white in colour. Chlorite alteration can be variable with respect to high-grade uranium mineralization. Alteration in the Athabasca Group includes intense bleaching, limonitization, desilicification and silicification, hematization and illitic argillization.

8 DEPOSIT TYPE

The Roughrider deposit is an unconformity-associated deposit, characterized by pods, veins and semi massive replacements, consisting mainly of pitchblende, at the basal unconformity contact between Proterozoic red-bed sediments containing conglomerate, sandstone and mudstone (approximately 1.8 Ga to less than 1.55 Ga) and metamorphosed basement rocks, primarily comprised of supracrustal gneiss with graphitic metapelite (Jefferson et. al., 2007).

Unconformity type deposits are believed to be formed through an oxidation-reduction reaction at a contact where oxygenated fluids meet with reducing fluids. The Roughrider Deposit is associated with basement hosted mineralization similar to Cameco’s Rabbit Lake Mine which is interpreted to be an ingress type unconformity hosted mineralization. These deposits are typically monometallic primarily containing uranium and may or may not have an associated alteration.

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9 EXPLORATION

URC is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to provide such disclosure is not available to URC.

10 DRILLING

URC is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to provide such disclosure is not available to URC.

11 SAMPLE PREPARATION, ANALYSIS AND SECURITY OF CORE

URC is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to provide such disclosure is not available to URC.

12 DATA VERIFICATION

URC is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to provide such disclosure is not available to URC.

13 MINERAL PROCESSING AND METALLURGICAL TESTING

URC is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to provide such disclosure is not available to URC.

14 MINERAL RESOURCE ESTIMATES

Under Section 9.2.2 and 9.2.3 of NI 43-101, this section is not relevant as the information is not available.

15 MINERAL RESERVE ESTIMATES

URC is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to provide such disclosure is not available to URC.

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16 MINING METHODS

URC is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to provide such disclosure is not available to URC.

17 RECOVERY METHODS

URC is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to provide such disclosure is not available to URC.

18 PROJECT INFRASTRUCTURE

URC is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to provide such disclosure is not available to URC.

19 MARKET STUDIES AND CONTRACTS

URC is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to provide such disclosure is not available to URC.

20 ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL OR COMMUNITY IMPACT

URC is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to provide such disclosure is not available to URC.

21 CAPITAL AND OPERATING COSTS

URC is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to provide such disclosure is not available to URC.

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22 ECONOMIC ANALYSIS

URC is exempted under Section 9.2 (Exemptions for Royalty or Similar Interests) of NI 43-101 from providing this disclosure, as the information required to provide such disclosure is not available to URC.

23 ADJACENT PROPERTIES

The current lease shares boarders with claims held by the Waterbury Lake Uranium Corporation to the north (J-Zone and Husky), ISOENERGY LTD (Radio Project) to the east, and to the west a joint venture between Orano, Denison Mines Inc and OURD (Canada) Co., LTD (Midwest, Midwest A Project). The Dawn Lake uranium deposits are located approximately six kilometres east of the Roughrider Project.

Figure 8: Roughrider Project Adjacent Properties (Government of SK Geological Atlas, 2019)

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Dennison Mines Corp completed a technical report for the Waterbury Lake Property containing the Husky Zone and J-Zone with an effective date of December 21, 2018.

ISOENERGY LTD’s Radio Project is a new discovery of clay alteration and structural disruption and is considered, by ISOENERGY, to be contiguous with the Roughrider deposit. No assay results are publicly available.

Denison Mines Corp released a technical report, audited by SRK, for the Midwest project with an effective date of March 9, 2018.

24 OTHER RELEVANT DATA AND INFORMATION

Under Section 9.2.2 and 9.2.3 of NI 43-101, this section is not relevant as the information is not available.

25 INTERPRETATION AND CONCLUSIONS

TMS has relied solely on information published in the public domain and notes the following limitations with respect to compliance with requirements and guidelines as included in NI 43-101, Form 43-101F1 and the Companion Policy as published and updated by CSA, where TMS:

●	Was not able to make a site visit as Part 6.2 of NI 43-101,
●	Was not able to verify and validate any technical information used to evaluate historic resource estimates, nor any technical information collected after Rio Tinto’s acquisition of Hathor. Given the limitations of relying on public domain data, TMS was unable to comply with the following aspects of NI 43-101: Part 3 (3.2), (3.3), (3.4-b, c, d); Part 6 (6.2, 6.3, 6.4) and

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●	TMS, while relying on public information for this Technical Report has been unable to

■	Secure specific consents from individuals or corporations which have published public domain data,

■	With respect to ongoing work conducted by RTCU: Obtain detailed technical information relating to the following requirements of Form 43-101F1: Item 6 (d), Item 9, Item 10, Item 11, Item 12, Item 13, Item 14, Item 15, Item 16, Item 17, Item 18, Item 19, Item 20, Item 21, Item 22 and Item 24.

25.1 Potential Risks

The Roughrider project can be considered an early stage mining project, and as such there are many associated risks. These risks can be mitigated through advanced exploration, data collection and evaluation techniques, as well as engineering using current estimates for costs, exchange rates and uranium prices. Some identified risks:

●	No publicly reported resources by RTCU,
●	Access to RTCU’s current project for independent verification was not granted,
●	Rio Tinto has taken a full impairment on the project and has no current plans for future work,
●	Mineral Resources are historic and subsequent drilling is not reported in the public domain,
●	Geological Interpretation – Infill drilling may change the geological interpretation leading to a reduction in the interpreted mineralized envelope,
●	Mineral Resource Classification – Inferred mineral resources that are not converted to indicated or measured can negatively impact the project and economics,
●	U3O8 price, currency exchange rates and project costs have experienced material changes since the Historic 2011 Technical Report,
●	Environmental permitting and social license,
●	Mine planning and execution.

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26 RECOMMENDATIONS

Based on the expertise of TMS it is recommended that URC continues to request all current information related to the Roughrider Project from Rio Tinto for an independent geological evaluation of the property.

The following recommendations from the 2011 SRK report would still be valid, based on the information in the public domain:

●	Detailed drilling of the East and Far East Zones to convert them to an Indicated or Measured classification.
●	Refine the specific gravity database to determine the spatial variability of the specific gravity in all resource domains.
●	Metallurgical sampling and testing to a feasibility study level.
●	Geotechnical drilling of the West, East and Far East deposits, mine accesses and surface facilities.
●	Hydrogeological drilling of the West, East and Far East deposits, mine accesses and surface facilities.
●	Tailings Management Facility studies.
●	Initiation of environmental baseline studies.
●	Hydrology studies.
●	Geochemical sampling and testing.

Whether some or all these recommendations were implemented by RTCU is unknown.

It would also be recommended to test the conceptual project economics using the long run average, inflation adjusted, uranium price of US$50 / pound and the long run average exchange rate of 1.25 Canadian dollar for one US dollar.

27 REFERENCES

Acton, D.F., Padbury, G.A. and Stushnoff, C.T. (1998) The Ecoregions of Saskatchewan. Canadian Plains Research Centre, University of Regina, Saskatchewan.

Bosman, S.A. and Ramaekers, P. (2015): Athabasca Group + Martin Group = Athabasca Supergroup? Athabasca Basin multiparameter drill log compilation and interpretation, with updated geological map. Summary of Investigations 2015, Volume 2, Saskatchewan Geological Survey, Saskatchewan Ministry of the Economy, Miscellaneous Report 2015-4.2, Paper A-5, 13p.

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Doerksen, G., Fielder, B., Lakovlev, I., Keller, D., Liskowich, M., Murphy, B., & Scott, C. (2011) Preliminary Assessment Technical Report for the East and West Zones Roughrider Uranium Project, Saskatchewan. www.sedar.com.

Jefferson, C.W., Thomas, D.J., Gandhi, S.S., Ramaekers, P., Delaney, G., Brisbin, D., Cutts, C., Qiurt, D., Portella, P. and Olson, R.A. (2007): Unconformity-Associated Uranium Deposits of the Athabasca Basin, Saskatchewan and Alberta.

Rio Tinto Canada Uranium Corporation (2013): Advanced Exploration Technical Proposal Roughrider Property.

Rio Tinto Annual Reports - 2013 to 2018 inclusive.

Yeo, G.M. & Delaney, G. (2007): The Wollaston Supergroup, stratigraphy and metallogeny of a Paleoproterozoic Wilson cycle in the Trans-Hudson Orogen, Saskatchewan. GSC Bulletin 588.

WEB:

Meteoblue https://www.meteoblue.com/en/weather/forecast/modelclimate/points-north-landing-airport_canada_7668133

SKCDC http://www.biodiversity.sk.ca/eco.htm

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28 DATE AND SIGNATURES

This Technical Report is dated effective October 23rd, 2019. Revisions to the sign-off of this Technical Report, have been completed, and are dated, signed, and sealed by the undersigned this 23rd of October 2019.

Signed and Sealed

Signed and sealed “Pieter I. Du Plessis”

Pieter I. Du Plessis, MSc., P.Geo.

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29 STATEMENTS OF CERTIFICATION & CONSENT

Certificate of Qualified Person – Pieter I. Du Plessis

I, Pieter I. Du Plessis, Geologist, as an author of this report entitled “Technical Report on the Roughrider Uranium Deposit Royalty, Saskatchewan” (the “Technical Report”), prepared for Uranium Royalty Corp. and with an effective date of October 23rd, 2019 (the “Effective Date”), do hereby certify that:

1. I am an Economic Geologist with Terra Modelling Services Ltd. My address is #5 Ashwood Drive, Corman Park, SK, Canada, S7T1B9.

2. I am a graduate of Stellenbosch University in 1993 with a Master’s Degree in Geology.

3. I am a Member of the Association of Professional Engineers and Geoscientists of Saskatchewan (APEGS) and registered as a Professional Geoscientist, Member # 15028. I have worked as a Geologist for a total of 29 years. My relevant experience for the purpose of the Technical Report is:

Eight years of uranium project evaluation, exploration and mining capital allocation and exploration target development and assessment with Cameco corporation.

Previously evaluated the Hathor public domain project data for project economic assessment.

4. I have read the definition of ‘qualified person’ set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a ‘qualified person’ for the purposes of NI 43-101.

5. I have not visited the property which is the subject of the Technical Report.

6. I am responsible for the preparation of Item Numbers: 1 through 27 of the Technical Report.

7. I am independent of Uranium Royalty Corp., applying the test set out in Section 1.5 of NI 43-101.

8. I have not had any prior involvement with the subject matter of the Technical Report.

9. I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101.

10. As at the Effective Date, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is available to be disclosed to make the Technical Report not misleading.

Dated this 23rd of October 2019

Signed and sealed “Pieter I. Du Plessis”

Pieter I. Du Plessis

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